

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2023

Panyan Yu
Chief Financial Officer
Greencity Acquisition Corporation
505 Eshan Road, Floor 6
Pudong New District
Shanghai, China 200120

      Re: Greencity Acquisition Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2021
           Filed March 31, 2022
           File No. 001-39404

Dear Panyan Yu:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction

cc: Shuya Tan, Esq.